Exhibit 16.1

August 22, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated August 22, 2013, of UniTek Global Services, Inc. and are in agreement with the statements contained in the first, third, fourth, fifth, sixth, seventh and eighth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the material weaknesses in internal control over financial reporting included in the sixth paragraph on page 2 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2012 financial statements.

/s/ Ernst & Young LLP